4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE TO REPORT SECOND QUARTER FISCAL 2008
 FINANCIAL RESULTS

WINNIPEG, Manitoba – (January 11, 2008) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced that the Company will report second quarter fiscal 2008 financial results on Monday, January 14th, 2008 at 8:00 am Eastern Time. A conference call and audio webcast will take place Monday, January 14th, 2008 at 8:30 AM Eastern Time, during which management will discuss second quarter results.

Notification of Conference Call:
Date:	Monday, January 14th, 2008
Time:	8:30 AM Eastern Time
Telephone:	1-416-695-6371 or 1-866-223-7781

Webcast:                 Available at the Medicure website at www.medicure.com

Archive of Conference Call:
Telephone:	1-416-695-5800 or 1-800-408-3053
Passcode:	3247700
Webcast:	Available at the Medicure website at www.medicure.com
Expires:	January 18th, 2008

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal, chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Derek Reimer
Chief Financial Officer

Adam Peeler
Manager of Investor &
Public Relations

.
Tel.	888-435-2220
Fax	204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com